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                               June 25, 2021

       Eric Wong
       Chief Executive Officer
       Nova Vision Acquisition Corp.
       Room 602, 6/F
       168 Queen   s Road Central
       Central, Hong Kong

                                                        Re: Nova Vision
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 15, 2021
                                                            File No. 333-257124

       Dear Mr. Wong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2021 letter.

       Registration Statement on Form S-1

       Redemptions rights, page 18

   1.                                                   We reissue comment 2.
Please revise to state whether or not a shareholder must vote on the proposed business
combination in order to have ordinary shares redeemed. We note, for example, the
disclosure on page 40 that if a shareholder fails to vote for or against a proposed business
combination, that shareholder would not be able to have ordinary shares so redeemed.
       Exhibit 4.4, page II-2

   2.                                                   Please revise Section
9.3 of the Warrant Agreement (consistent with your prospectus
 Eric Wong
Nova Vision Acquisition Corp.
June 25, 2021
Page 2
         disclosure) to specify whether actions under the Securities Act and Exchange Act are covered by the exclusive forum provision. In the alternative, tell us how you will make future investors aware of the applicability of the provision to Securities Act and Exchange
         Act actions.
       You may contact Robert Klein at 202-551-3847 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameEric Wong                                   Sincerely,
Comapany NameNova Vision Acquisition Corp.
                                                              Division of
Corporation Finance
June 25, 2021 Page 2                                          Office of Finance
FirstName LastName